

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2024

Bas van der Baan
Chief Executive Officer
Lixte Biotechnology Holdings, Inc.
680 East Colorado Boulevard, Suite 180
Pasadena, California 91101

> **Re: Lixte Biotechnology Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 23, 2024**
> **File No. 333-278874**

Dear Bas van der Baan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Ficksman, Esq.